Home61, Inc.
Consolidated Balance Sheets
December 31, 2016 and 2015
(unaudited)

ASSETS

	December 31, 2016	December 31, 2015
Current Assets:		
Cash	$ 838,087	$ 563,048
Receivables from client	900	9,250
Total current assets	838,987	572,298
Property, plant and equipment, net	12,711	16,545
Other Assets		
Deposits	19,087	19,087
Loan Receivable - related party	70,000	-
Total other assets	89,087	19,087
Total Assets	$ 940,785	$ 607,930

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2016	December 31, 2015
Liabilities		
Accounts payable and accrued expenses	$ 14,434	$ 14,963
Total liabilities	14,434	14,963
Commitments & Contingencies	-	-
Stockholders' Equity:		
Convertible peferred stock, $0001 par value; 292,398 shares authorized, 289,531 and 289,531 shares issued and outstanding, respectively	29	29
Common stock, $.0001 par value; 2,292,398 shares authorized, 1.492,500 issued, 1,461,250 outstanding (31,250 shares in treasury)	149	149
Additional paid-in capital	1,305,243	1,302,313
Treasury stock (31,250 shares at $.10 cost)	(3,125)	(3,125)
Shares to be issued	1,159,972	-
Accumulated deficit	(1,516,286)	(703,809)
Non-controlling interest	(19,631)	(2,590)
Total Stockholders' Equity	926,351	592,967
Total Liabilities & Stockholders' Equity	$ 940,785	$ 607,930

See independent accountants' review report
The accompanying notes are an integral part of these financial statements